Exhibit 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

1.	Identity of Company

1.1	Name and Address of Company

DHX Media Ltd. (“DHX” or the “Company”)

1478 Queen Street

Halifax, NS B3J 2H7

1.2	Executive Officer

For further information, please contact Keith Abriel, Chief Financial Officer at 416-363-8034.

2.	Details of Acquisition

2.1	Nature of Business Acquired

On June 30, 2017, DHX acquired the entertainment division of Iconix Brand Group, Inc. (“IED”) which includes both an 80% controlling interest in Peanuts and a 100% interest in Strawberry Shortcake. The remaining 20% interest in Peanuts will continue to be held by members of the family of Charles M. Schulz. Peanuts and Strawberry Shortcake are both widely recognized global brands with established customer bases. Peanuts was created in 1950 and currently has more than 1,100 licenses globally with distribution in nearly 300 countries. Peanuts includes nearly 18,000 comic strips and 195 half-hours of library content, including several well-known seasonal specials. Strawberry Shortcake was created in 1979 and currently has more than 200 licenses globally with distribution in more than 120 countries. Strawberry Shortcake also includes 148 half-hours of library content.

2.2	Date of Acquisition

June 30, 2017

2.3	Consideration

The total consideration paid by DHX in connection with the acquisition was approximately US $346.5 million, including a preliminary excess working capital adjustment of approximately US $1.5 million which was paid at closing, with a final adjustment to be determined post-closing and not expected to exceed US $5 million. The consideration was paid by DHX in cash. Concurrently with both the closing of the acquisition and in conjunction with a refinancing of all the Company’s long-term debt, excluding interim production financing and finance leases, DHX entered into senior secured credit agreement consisting of a term loan facility in the amount of US $495 million and a revolving credit facility of up to US $30 million. At closing, no amounts were drawn on the revolving credit facility. The senior secured credit facility matures December 31, 2023. On May 31, 2017, and in contemplation of the closing of the acquisition, the Company issued subscription receipts in the amount of CAD $140 million, which upon closing of the acquisition on June 30, 2017 were automatically converted into special warrants, which upon the satisfaction of certain conditions or on October 1, 2017 will be automatically exercised, for no additional consideration into senior unsecured convertible debentures of the Company, which bear interest at a rate of 5.875% and are convertible into common voting shares or variable voting shares of the Company at a price of $8.00 per share, subject to certain customary adjustments. The convertible debentures mature September 30, 2024.

2.4	Effect on Financial Position

DHX believes the acquisition of IED will provide a number of expected advantages to the combined company for the benefit of DHX shareholders. These advantages are expected to include, but are not limited to, the following:

•	introduces two globally recognized evergreen kids brands to DHX’s existing IP portfolio and content generation platform;

•	provides DHX’s consumer products business with considerable added size and scale;

•	adds more than 340 half-hours of proprietary content to DHX’s library; and

•	enhances and diversifies DHX’s free cash flow profile.

As noted, the acquisition adds significant additional long-term debt to DHX’s balance sheet, including the new senior secured credit facilities and the new special warrants which will be exchanged for convertible debentures, all of which are discussed in Section 2.3.

Additional details of the effect of the acquisition of DHX’s financial position are included in the unaudited pro forma consolidated financial statements as at March 31, 2017 and for the nine months period then ended, and for the year ended June 30, 2016. The unaudited pro forma consolidated financial statements are based on estimates and assumptions made by management which are preliminary and have been made solely for the purpose of preparing these unaudited pro forma financial statements.

The Company does not plan or propose to make any material change in the Company’s or IED’s business or affairs that would reasonably be expected to have a significant effect on the financial position or results of operations of the Company.

2.5	Prior Valuations

None.

2.6	Parties to Transaction

The acquisition of IED was not a transaction with an informed person, associate or affiliate of DHX.

2.7	Date of Report

September 13, 2017

3.	Financial Statements

The following financial statements as required by Part 8 of National Instrument 51-102 are included in this Business Acquisition Report:

Schedule A

Audited Combined Carve-Out Financial Statements of IED for the year ended December 31, 2016, together with the unaudited comparative figures for December 31, 2015, notes thereto and the report of the auditors thereon.

Schedule B

Unaudited Interim Combined Carve-Out Financial Statements of IED for the three months ended March 31, 2017, together with the unaudited comparative figures for March 31, 2016, and notes thereto.

Schedule C

(a)	Unaudited Pro Forma Consolidated Balance Sheet as at March 31, 2017;

(b)	Unaudited Pro Forma Consolidated Statement of Income (Loss) for the nine months ended March 31, 2017;

(c)	Unaudited Pro Forma Consolidated Statement of Income (Loss) for the year ended June 30, 2016; and

(d)	Notes to Pro Forma Consolidated Financial Statements.

FORWARD LOOKING STATEMENTS

This Business Acquisition Report contains forward looking statements with respect to DHX and the acquisition of IED, including statements regarding the expected benefits of the acquisition that may be generated. Although DHX believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to DHX. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include, but are not limited to, risks related to DHX’s ability to successfully integrate the IED business, the ability to retain required employees and customer contracts, market factors, customer contract interpretation, application of accounting policies and principles, and production related risks, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company’s Annual Information Form for the year ended June 30, 2016 and risks discussed in the Company’s Management Information Circular distributed to DHX shareholders in connection with the annual meeting held on December 15, 2016. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Entertainment Business

(Carve-Out of Operations of the Entertainment segment of Iconix Brand Group, Inc.)

Combined Financial Statements
Years Ended December 31, 2016 and 2015

The report accompanying these financial statements was issued by

BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of
BDO International Limited, a UK company limited by guarantee.

Entertainment Business
(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Combined Financial Statements

Years Ended December 31, 2016 and 2015

Entertainment Business
(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Contents

Independent Auditor’s Report	3

Independent Accountant’s Review Report	5

Combined Financial Statements:

Balance Sheets as of December 31, 2016 and 2015	6

Statements of Operations for the Years Ended December 31, 2016 and 2015	7

Statements of Changes in Members’ Equity for the Years Ended December 31, 2016 and 2015	9

Statements of Cash Flows for the Years Ended December 31, 2016 and 2015	9

Notes to Combined Financial Statements	10-18

2

Independent Auditor’s Report

To the Members of the Entertainment Business

(Carve-out of Operations of the Entertainment
Segment of Iconix Brand Group, Inc.)

New York, New York

We have audited the accompanying combined financial statements of the Entertainment Business (Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.), which comprise the combined balance sheet as of December 31, 2016, and the related combined statement of operations, changes in members’ equity, and cash flows for the year ended December 31, 2016, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

3

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Entertainment Business (Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.) as of December 31, 2016, and the results of its operations and its cash flows for the year ended December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

“BDO USA, LLP”

New York, New York
September 11, 2017

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

4

Independent Accountant’s Review Report

To the Members of the Entertainment Business

(Carve-out of Operations of the Entertainment
Segment of Iconix Brand Group, Inc.)

New York, New York

We have reviewed the accompanying combined financial statements of the Entertainment Business (Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.), which comprise the combined balance sheet as of December 31, 2015, and the related combined statement of operations, changes in stockholders’ equity, and cash flows for the year then ended, and the related notes to the combined financial statements. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant’s Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant’s Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying combined financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

New York, New York
September 11, 2017

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

5

Entertainment Business
(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Combined Balance Sheets
(in thousands of U.S. Dollars)

December 31,	2016	2015
		(Unaudited)
Assets

Current:
Cash and cash equivalents	$12,297	$13,918
Accounts receivable	20,516	33,834
Due from related party	321,159	219,298
Prepaid expenses and other current assets	1,909	10,622
Total Current Assets	355,881	277,672

Other Assets	8,505	12,759

Property and Equipment:
Furniture, fixtures and equipment	7,122	5,003
Less: Accumulated depreciation	(4,403)	(4,135)
	2,719	868
Trademarks and Other Intangibles, Net	204,348	209,717
Goodwill	53,029	53,029
	$624,482	$554,045
Liabilities and Members’ Equity

Current Liabilities:
Accounts payable and accrued expenses	$11,759	$12,782
Due to related party	6,263	2,288
Deferred revenue	11,442	15,567
Current portion of long-term debt	312,427	-
Total Current Liabilities	341,891	30,637
Long-term debt	71,970	249,152
Other liabilities	5,056	6,914
Total Liabilities	418,917	286,703

Members’ Equity:
Member share and contributed capital	276,432	276,432
Retained earnings	99,208	103,459
Accumulated other comprehensive income	163	161
Distributions	(170,238)	(112,710)
Total Members’ Equity	205,565	267,342
Total Liabilities and Members’ Equity	$624,482	$554,045

See accompanying notes to combined financial statements.

6

Entertainment Business
(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Combined Statements of Operations
(in thousands of U.S. Dollars)

Year ended December 31,	2016	2015
		(Unaudited)
Licensing Revenue	$113,523	$107,607
Selling, General and Administrative Expenses	78,124	72,540
Depreciation and Amortization	668	403
Trademark Impairment	5,128	-
Total Operating Expenses	83,920	72,943
Income From Operations	29,603	34,664
Interest Income	676	855
Interest Expense	(33,139)	(12,102)
Net Interest Expense	(32,463)	(11,247)
Foreign currency translation (gain) loss	(299)	588
(Loss) Income Before Income Tax Expense	(2,561)	22,829
Income Tax Expense	1,688	1,543
Net (Loss) Income	$(4,249)	$21,286

See accompanying notes to combined financial statements.

7

Entertainment Business
(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Combined Statements of Changes in Members’ Equity
(in thousands of U.S. Dollars)

Years ended December 31, 2016 and 2015 (Unaudited)
Total Members’ Equity
Balance, January 1, 2015	$169,417
Net income	21,286
Distributions	(28,361)
Members’ Contribution	105,000
Balance, December 31, 2015	267,342
Net loss	(4,249)
Distributions	(57,528)
Balance, December 31, 2016	$205,565

See accompanying notes to combined financial statements.

8

Entertainment Business
(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Combined Statements of Cash Flows
(in thousands of U.S. Dollars)

Year ended December 31,	2016	2015
		(Unaudited)
Cash Flows From Operating Activities:
Net (loss) income	$(4,249)	$21,286
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	268	70
Amortization of intangibles	400	333
Amortization of deferred financing fees	5,924	1,087
Provision for bad debt expense	2,097	2,146
Impairment of trademark	5,128	-
Loss (gain) on foreign currency translation	(299)	588
Changes in operating assets and liabilities:
Accounts receivable	11,520	(15,872)
Prepaid expenses and other current assets	4,844	3,634
Due from related party	27,460	11,238
Other assets	3,123	1,893
Accounts payable and accrued expenses	(1,024)	1,422
Deferred revenue	(4,125)	5,176
Other liabilities	(1,858)	(1,800)
Net Cash Provided By Operating Activities	49,209	31,201
Cash Flows From Investing Activities:
Purchases of property and equipment	(2,118)	(731)
Additions to trademarks	(159)	(239)
Payments received from AG	5,000	-
Net Cash Provided By (Used In) Investing Activities	2,723	(970)
Cash Flows From Financing Activities:
Member distributions	(53,553)	(28,329)
Cash Used In Financing Activities	(53,553)	(28,329)
Net (Decrease) Increase in Cash and Cash Equivalents	(1,621)	1,902
Cash and Cash Equivalents, Beginning of Year	13,918	12,016
Cash and Cash Equivalents, End of Year	$12,297	$13,918
Supplemental Disclosures of Cash Flow Information:
Non-cash financing activities:
Member distribution	6,263	2,288
Non-cash investing activities:
Acquisition of Strawberry Shortcake	-	105,000

See accompanying notes to combined financial statements.

9

Entertainment Business
(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Notes to Combined Financial Statements
(Information related to the year ended December 31, 2015 is reviewed)
(in thousands of U.S. Dollars)

1. Organization and Description of Business

Business Description

Iconix Brand Group, Inc. (“Iconix”) is a brand management company and owner of a diversified portfolio of over 30 global consumer brands. Iconix looks to monetize the intellectual property (herein refered to as “IP”) related to its brands throughout the world and in all relevant categories by licensing directly with leading retailers. Products bearing Iconix’s brands are sold across a variety of distribution channels from the mass tier to better department stores as well as various media outlets, including television, movies, digital and mobile content. The licensees are responsible for designing, manufacturing and distributing the licensed products. Iconix supports its brands with advertising and promotional campaigns designed to increase brand awareness. Additionally, Iconix provides its licensees with coordinated trend direction to enhance product appeal and help build and maintain brand integrity.

On May 9, 2017, Iconix signed a definitive agreement to sell the business underlying the Entertainment segment. The accompanying combined financial statements include the historical accounts of the Entertainment segment (the “Entertainment Business” or the “Business”) of Iconix. The businesses underlying the Entertainment Business include Peanuts Worldwide, LLC, Shortcake IP Holdings, LLC, Peanuts Worldwide K.K., IBGScreen, LLC, IBGNYC, LLC, and IBGWGA, LLC. For IBGScreen, LLC, IBGNYC, LLC and IBGWGA, LLC, there is currently and historically been no results of operations and no assets or liabilities for these entities.

Peanuts Worldwide, LLC maintains the copyrights and trademarks associated with the Peanuts characters and certain other assets. Since inception of the entity in June 2010, Peanuts Worldwide, LLC is owned 80% by Icon Entertainment LLC, a wholly-owned subsidiary of Iconix and 20% by Beagle Scouts LLC (“Beagle”), a Delaware limited liability company owned by certain Schulz family trusts. Iconix acquired the Peanuts brand and related assets in June 2010 through an interest purchase agreement with United Feature Syndicate, Inc. and The E.W. Scripps Company.

Shortcake IP Holdings, LLC maintains the intellectual property rights and licensees and certain other assets relating to the Strawberry Shortcake brand and is owned 100% by Iconix. Iconix acquired the Strawberry Shortcake brand from American Greetings Corporation (“AG”) in March 2015 which resulted in the issuance of a $10,000 note due from AG. See Note 2 for further details.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) from the consolidated financial statements and accounting records of Iconix using the historical results of operations and historical cost basis of the assets and liabilities of Iconix that comprise the Entertainment Business. These financial statements have been prepared solely to demonstrate its historical results of operations, financial position, and cash flows for the indicated periods under Iconix’s management. All intercompany balances and transactions within the Entertainment Business have been eliminated. Transactions and balances between the Entertainment Business and Iconix and its subsidiaries are reflected as related party transactions within these financial statements.

10

Entertainment Business
(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Notes to Combined Financial Statements
(Information related to the year ended December 31, 2015 is reviewed)
(in thousands of U.S. Dollars)

The accompanying combined financial statements include the assets, liabilities, revenues, and expenses that are specifically identifiable to the Entertainment Business. In addition, certain costs related to the Entertainment Business have been allocated from Iconix. Those costs are derived from shared corporate expenses as the Entertainment Business receives service and support functions from Iconix and its subsidiaries. The Business’ operations are dependent upon Iconix and its subsidiaries’ ability to perform these services and support functions. The costs associated with these services and support functions have been allocated to the Entertainment Business using the most meaningful respective allocation methodologies which were primarily based on proportionate revenue or proportionate headcount of the Entertainment Business compared to Iconix and/or its subsidiaries. These allocated costs are primarily related to corporate administrative expenses such as: employee related costs for corporate and shared employees, information technology, legal services, accounting and finance services, human resources, marketing, and treasury. Income taxes have been accounted for in these financial statements as described below. Debt specific to the Entertainment Business and allocations of debt from Iconix have been reflected in these financial statements as described in Note 4.

The Entertainment Business utilizes Iconix’s centralized processes and systems for cash management, payroll, purchasing, and distribution. For Shortcake IP Holdings, LLC, all cash received is deposited in and commingled with Iconix’s general corporate funds and is not specifically recorded on the books as cash received on the Entertainment Business. The net results of these cash transactions between the Shortcake IP Holdings, LLC and Iconix are reflected as distributions within Equity in the accompanying combined balance sheets. Cash on hand for the Entertainment Business is related to the cash of Peanuts Wordlwide, LLC. In addition, the member share and contributed capital represents Iconix’s interest and Beagle’s interest in the recorded net assets of the Entertainment Business and represents the cumulative net investment by Iconix in the Entertainment Business through the dates presented, inclusive of cumulative operating results.

Management believes the assumptions and allocations underlying the combined financial statements are reasonable and appropriate under the circumstances. The expenses and cost allocations have been determined on a basis considered by Iconix to be a reasonable reflection of the utilization of services provided to or the benefit received by the Entertainment Business during the periods presented relative to the total costs incurred by Iconix. However, the amounts recorded for these transactions and allocations are not necessarily representative of the amount that would have been reflected in the financial statements had the Entertainment Business been an entity that operated independently of Iconix. Consequently, future results of operations should the Entertainment Business be separated from Iconix will include costs and expenses that may be materially different than the Entertainment Business’s historical results of operations, financial position, and cash flows. Accordingly, the financial statements for these periods are not indicative of the Entertainment Business’ future results of operations, financial position, and cash flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

11

Entertainment Business
(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Notes to Combined Financial Statements
(Information related to the year ended December 31, 2015 is reviewed)
(in thousands of U.S. Dollars)

Acquisition

In March 2015, Iconix completed its acquisition from American Greetings Corporation and its wholly-owned subsidiary, Those Characters from Cleveland, Inc. (collectively, “AG” or the “Seller”), of all of AG’s intellectual property rights and licenses and certain other assets relating to the Strawberry Shortcake brand pursuant to an asset purchase agreement entered into in February 2015.

In accordance with the terms of the asset purchase agreement, Iconix paid the Seller $105,000 in cash at closing of which $95,000 was treated as consideration for the acquisition and the remaining $10,000 was the issuance of a note due from AG.

The cash paid to the Seller and the estimated fair value of the assets acquired, is allocated as follows:

Cash paid to AG by Iconix	$95,000
Trademarks	$55,761
License agreements	467
Accounts receivable	3,397
Goodwill	35,375
$95,000

The note receivable represents amounts due from AG in respect of non-compete payments pursuant to a license agreement entered into with AG simultaneously with the closing of the transaction. The note is in the principal amount of $10,000 and is paid in equal quarterly installments over a two year period.

Cash and Cash Equivalents

Cash includes all cash in banks, cash on-hand, and all short-term investments with an original maturity of three months or less when purchased. Treasury activities, including activities related to the Entertainment Business, are centralized by Iconix. In relation to Shortcake IP Holdings, LLC, cash collections are automatically distributed to Iconix and reflected as distributions. Cash on hand for the Entertainment Business solely related to the cash of the Peanuts Worldwide, LLC.

Fair Value of Financial Instruments

The Company measures fair value in accordance with ASC 820 Topic, "Fair Value Measurements" ("ASC 820"). ASC 820 establishes a three-level fair value hierarchy that requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

Level 1:	Observable inputs such as quoted prices in active markets;

12

Entertainment Business
(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Notes to Combined Financial Statements
(Information related to the year ended December 31, 2015 is reviewed)
(in thousands of U.S. Dollars)

Level 2:	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3:	Unobservable inputs in which there is little or no market data and require the reporting entity to develop its own assumptions.

The carrying amounts reported in the combined balance sheets for cash, accounts receivable, accounts payable, accrued expenses, due from related parties and debt approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of the note receivable from AG approximates its carrying value.

Licensing Revenue

The Business has entered into various trade name license agreements that provide revenues based on minimum royalties and additional revenues based on a percentage of defined sales. Minimum royalty revenue is recognized on a straight-line basis over each period, as defined, in each license agreement. Royalties exceeding the defined minimum amounts are recognized as revenue during the period corresponding to the licensee’s sales. Nonrefundable royalty advances received by the Business are deferred and amortized to revenue in the period they are earned.

Prepaid and other current assets and Other Assets

The Note due from AG represents amounts due in respect of non-compete payments pursuant to a license agreement entered into with AG simultaneously with the closing of the transaction. As of December 31, 2016, the balance of the note due from AG is $1,250 which is recorded within Prepaid and other current assets on the Entertainment business’ combined balance sheet. As of December 31, 2015, the balance of the note due from AG is $6,250, of which $5,000 is recorded in prepaid and other current assets and $1,250, excluding the present value discount, is recorded in other assets on the Entertainment business’ combined balance sheet. See “Acquisition” section for further details.

Goodwill and Other Intangibles

Goodwill and other intangible assets are accounted for in accordance with Accounting Standards Codification (“ASC”) 350, “Goodwill and Other Intangible Assets”. This statement requires that goodwill and indefinite life intangibles not be amortized, but instead be tested for impairment at least annually, or more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The fair value of goodwill was established at inception, in accordance with ASC 350. The Entertainment Business operates as a single integrated business and, as such, has one operating segment which is also used as the reporting unit for purposes of evaluating goodwill impairment. The fair value of the reporting unit is determined using discounted cash flow analysis and estimates of sales proceeds.

13

Entertainment Business
(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Notes to Combined Financial Statements
(Information related to the year ended December 31, 2015 is reviewed)
(in thousands of U.S. Dollars)

The Strawberry Shortcake and Peanuts trademarks have been determined to have an indefinite useful life and, accordingly, consistent with ASC 350, no amortization is recorded in the Entertainment Business’ statements of operations. The annual evaluation of the Entertainment Business’ indefinite-lived trademarks is performed as of October 1, the beginning of the Entertainment Business’ fourth fiscal quarter. The Entertainment Business tests for impairment for the trademarks and goodwill utilizing discounted cash flow models to estimate the fair values of the individual assets. Assumptions critical to the Entertainment Business’ fair value estimates are as follow: (i) discount rates used to derive the present value factors used in determining the fair value of the reporting units and trademarks; (ii) royalty rates used in trademark valuations; (iii) projected average revenue growth rates used in the reporting unit and trademark models; and (iv) projected long-term growth rates used in the derivation of terminal year values. These tests factor in economic conditions and expectations of management and may change in the future based on period-specific facts and circumstances. There was no impairment to the carrying amount of goodwill in 2016 and 2015. In 2016, the Entertainment Business recognized a $5.1 million trademark impairment related to the Strawberry Shortcake trademark as compared to no impairment recognized in 2015.

Trademarks and Other Intangibles

The following table summarizes the amounts of trademarks and other intangibles as of December 31, 2016 and 2015:

December 31,	Estimated Lives	2016	2015
Trademarks	Indefinite	$204,281	$209,250
Other intangibles	2 years	1,880	1,880
Less: Accumulated amortization		(1,813)	(1,413)
Total		$204,348	$209,717

The trademarks and other intangibles were recorded at fair value at the date of acquisition. In estimating the fair value of the Strawberry Shortcake and Peanuts trademarks, the Business applied an income approach based upon the royalty income method. In estimating the fair value of the other intangibles, the Business used a discounted cash flow technique under the income approach.

Amortization expense for intangible assets for both fiscal year 2016 and fiscal year 2015 was $400 and $333, respectively. The Business projects amortization expenses to be $67 for fiscal year 2017 and none for fiscal years 2018 through 2021.

Advertising Costs

All costs associated with advertising and sales promotions are charged to selling, general and administrative expenses as incurred. Advertising expense was approximately $3,635 and $4,319 for the years ended December 31, 2016 and 2015, respectively.

Concentrations of Credit Risk

Financial instruments that potentially subject the Business to significant concentrations of credit risk consist primarily of cash and accounts receivable. The Business places its cash with high credit quality financial institutions. The Business performs ongoing credit evaluations of its customers’ financial condition, and, generally, requires no collateral from its customers. The allowance for non-collection of accounts receivable is based upon the expected collectability of all accounts receivable.

14

Entertainment Business
(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Notes to Combined Financial Statements
(Information related to the year ended December 31, 2015 is reviewed)
(in thousands of U.S. Dollars)

For the years ended December 31, 2016 and 2015, no one customer accounted for over 10% of the Business’ net sales.

Two customers accounted for approximately 26% of the Business’ net accounts receivable at December 31, 2016 as compared to no one customer accounted for over 10% of the Business’ net accounts receivable at December 31, 2015.

Allowance for Doubtful Accounts

The Business evaluates its accounts receivable on an ongoing basis and establishes an allowance for doubtful accounts based on specific customer circumstances. Any accounts receivable balances that are determined to be uncollectible are included in an overall allowance for doubtful accounts. The allowance for doubtful accounts was $3,281 and $1,908 at December 31, 2016 and 2015, respectively.

Income Taxes

The Entertainment Business is made up of pass-through or disregarded entities for US Income tax purposes.  Therefore, there are no federal or state income tax provision recorded for these entities.  The only tax provision for these entities are foreign withholding taxes paid in relation to royalties received from outside of the United States.

3. Related Party Transactions

Due from Related Parties

As of December 31, 2016 and 2015, there was $321,159 and $219,298 due from related parties, respectively. This amount is primarily related to the allocations of debt and debt-related expenses (such as: interest expense and deferred financing costs) and other corporate related expenses which were allocated to the Entertainment Business. See Note 4 for further details.

Due to Related Parties

As of December 31, 2016 and 2015, there was $6,263 and $2,288 due to related parties, respectively. This amount represents the distribution owned to Beagle Scouts, LLC and was expected to be paid within the next year.

Allocated Expenses

Iconix has allocated $600 for both 2016 and 2015 in rent expense in relation to the portion of Iconix’s operating lease of its corporate headquarters for which the Entertainment Business’ employees reside. This amount has been included in selling, general and administrative expenses on the combined statements of operations for both periods.

Iconix has allocated $55 and $46 for the year ended December 31, 2016 and 2015, respectively, in restricted stock compensation expense associated with certain executive employees. This amount has been included in selling, general and administrative expenses on the combined statements of operations for both periods.

15

Entertainment Business
(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Notes to Combined Financial Statements
(Information related to the year ended December 31, 2015 is reviewed)
(in thousands of U.S. Dollars)

Iconix has also allocated expenses of $750 for both 2016 and 2015 for costs primarily related to corporate administrative expenses such as: employee related costs for corporate and shared employees, information technology, legal services, accounting and finance services, human resources, marketing, and treasury. The costs associated with these services and support functions have been allocated to the Entertainment Business using the most meaningful respective allocation methodologies which are primarily based on proportionate revenue or proportionate headcount sold by the Entertainment Business.

Talent Expense

As of December 31, 2016 and December 31, 2015, there was $4,883 and $6,151, respectively, of accrued talent expense which is recorded on the Entertainment Business’ combined balance sheets. For FY 2016 and FY 2015, the Entertainment Business recorded $39,095 and $36,779, respectively, of talent expense which is recorded on the Entertainment Business’ combined statements of operations. These amounts represent the portion of the net revenues and expenses which Peanuts Worldwide, LLC is contractually obligated to share with related parties of Beagle.

4. Debt Arrangements

The Entertainment Business’ net carrying amount of debt is comprised of the following:

December 31,	2016	2015
Variable Funding Note	$71,970	$71,970
Senior Secured Notes	165,325	180,829
Senior Secured Term Loan	155,768	-
Unamortized debt issuance costs	(8,666)	(3,647)
Total debt	$384,397	$249,152
Less: current maturities	312,427	-
Total long-term debt	$71,970	$249,152

Senior Secured Notes

On November 29, 2012, Iconix, through its wholly-owned subsidiaries, issued $600,000 aggregate principal amount of Series 2012-1 4.229% Senior Secured Notes, Class A-2 (the “2012 Senior Secured Notes”) in an offering exempt from registration under the Securities Act of 1933, as amended. Simultaneously, with the issuance of the 2012 Senior Secured Notes, Iconix, through its wholly-owned subsidiaries, also entered into a revolving financing facility of Series 2012-1 Variable Funding Senior Notes, Class A-1 (the “Variable Funding Note”), which allows for the funding of up to $100,000 of Variable Funding Notes and certain other credit instruments, including letters of credit. Interest on the Variable Funding Notes will be payable at per annum equal to the CP Rate, Base Rate or Eurodollar Rate, as defined in the Variable Funding Note Purchase Agreement.

In February 2015, Iconix received $100,000 proceeds from the Variable Funding Note. There is a commitment fee on the unused portion of the Variable Funding Note facility of 0.5% per annum. It is anticipated that any outstanding principal of and interest on the Variable Funding Note will be repaid in full on or prior to January 2018. Following the anticipated repayment date, additional interest will accrue on the Variable Funding Note equal to 5% per annum. The Variable Funding Note and other credit instruments issued under the Variable Funding Note Purchase Agreement are secured by the collateral described below.

16

Entertainment Business
(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Notes to Combined Financial Statements
(Information related to the year ended December 31, 2015 is reviewed)
(in thousands of U.S. Dollars)

On June 21, 2013, Iconix, through its wholly-owned subsidiaries, issued $275,000 aggregate principal amount of Series 2013-1 4.352% Senior Secured Notes, Class A-2 (the “2013 Senior Secured Notes” and together with the 2012 Senior Secured Notes, the “Senior Secured Notes”) in an offering exempt from registration under the Securities Act of 1933, as amended.

The Senior Secured Notes and the Variable Funding Note are issued in securitization transactions pursuant to which substantially all of Iconix’s United States and Canadian revenue-generating assets (the “Securitized Assets”), consisting primarily of its intellectual property and license agreements for the use of its intellectual property, were transferred to and are currently held by Iconix’s wholly-owned subsidiaries.

The Senior Secured Notes and the Variable Funding Note were issued under a base indenture and related supplemental indentures (collectively, the “Indenture”) among Iconix, through its wholly-owned subsidiaries and Citibank, N.A., as trustee, and securities intermediary. The Indenture allows Iconix, through its wholly-owned subsidiaries, to issue additional series of notes in the future subject to certain conditions.

While the Senior Secured Notes and the Variable Funding Note are outstanding, payments of interest are required to be made on the Senior Secured Notes on a quarterly basis. To the extent funds are available, principal payments are required to be made on the Senior Secured Notes on a quarterly basis.

The legal maturity date of the Senior Secured Notes is in January 2043, but it is anticipated that, unless earlier prepaid to the extent permitted under the credit agreement, the Senior Secured Notes will be repaid in January of 2020.

For purposes of these combined financial statements, of the total $100,000 outstanding principal balance of the Variable Funding Note, $71,970 was allocated to the Business as of both December 31, 2016 and 2015, which has been included in long-term debt on the combined balance sheet. This allocation is based on the amounts borrowed to fund the Strawberry Shortcake acquisition. Interest expense associated with the Variable Funding Note of $3,101 and $2,693 has been allocated to the Business for the year ended December 31, 2016 and 2015, respectively.

For purposes of these combined financial statements, of the total outstanding principal balance of the Senior Secured Notes, $165,325 and $180,829 was allocated to the Business as of December 31, 2016 and 2015, respectively. This allocation is based on the required principal repayments from the proceeds from the sale of the Entertainment business. The outstanding principal balance at December 31, 2016 is included in the current portion of long-term debt on the combined balance sheet as the amount will repaid in 2017 primarily as a result of Iconix’s disposal of the Business as compared to the outstanding principal balance at December 31, 2015 is included in long-term debt on the combined balance sheet. Interest expense associated with the Senior Secured Notes of $8,300 (including amortization of debt issuance costs of $995) and $9,097 (including debt issuance costs of $1,087) was allocated to the Business for the year ended December 31, 2016 and 2015, respectively.

17

Entertainment Business
(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Notes to Combined Financial Statements
(Information related to the year ended December 31, 2015 is reviewed)
(in thousands of U.S. Dollars)

Senior Secured Term Loan

On March 7, 2016, Iconix, through its wholly-owned subsidiaries, entered into a credit agreement with Cortland Capital Market Services, LLC, as administrative agent and collateral agent and the lenders party thereto from time to time (the “Lenders”), including CF ICX LLC and Fortress Credit Co LLC. Pursuant to the credit agreement, the Lenders provided to Iconix a senior secured term loan (the “Senior Secured Term Loan”), scheduled to mature on March 7, 2021, in an aggregate principal amount of $300,000 and bearing interest at LIBOR (with a floor of 1.50%) plus an applicable margin of 10% per annum.

For purposes of these combined financial statements, of the total outstanding principal balance of the Senior Secured Term Loan, $155,768 (which is net of $12,152 original issue discount) was allocated to the Business as of December 31, 2016. Interest expense associated with the Senior Secured Term Loan of $21,484 (including $3,350 of amortization of original issue discount and $1,579 of amortization of debt issuance costs) was allocated to the Business for the year ended December 31, 2016. This allocation is based on the required principal repayment from the proceeds from the sale of the Entertainment business.

5. Contingencies

From time to time, the Business is also made a party to litigation incurred in the normal course of business. While any litigation has an element of uncertainty, the Business believes that the final outcome of any of these routine matters will not have a material effect on its financial position or future liquidity. The Business knows of no material legal proceedings, pending or threatened, or judgments entered, against any director or officer of the Business in his capacity as such.

6. Subsequent Events

On May 9, 2017, Iconix signed a definitive agreement to sell the businesses underlying the Entertainment segment for $345 million in cash, subject to a customary working capital adjustment. On June 30, 2017, Iconix completed the sale of the Entertainment segment to DHX Media Ltd.

The Business has evaluated subsequent events through September 11, 2017, the date the combined financial statements were available for issuance and concluded that, no events or transactions, other than those disclosed took place which would require disclosure herein.

18

Entertainment Business

(Carve-Out of Operations of the Entertainment segment of Iconix Brand Group, Inc.)

Combined Financial Statements
For the Three Months Ended March 31, 2017 and 2016

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

Entertainment Business

(Carve-out of Operations of the Entertainment Segment of
Iconix Brand Group, Inc.)

Combined Financial Statements

Three Months Ended March 31, 2017 and 2016

Entertainment Business

(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

2

Entertainment Business

(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Combined Unaudited Balance Sheets
(in thousands of U.S. Dollars)

	March 31, 2017	March 31, 2016
Assets
Current:
Cash and cash equivalents	$15,403	$30,864
Accounts receivable	19,540	23,624
Due from related party	265,449	210,071
Prepaid expenses and other current assets	1,578	7,879
Total Current Assets	301,970	272,438
Other Assets	6,918	10,127
Property and Equipment:
Furniture, fixtures and equipment	7,127	5,023
Less: Accumulated depreciation	(4,521)	(4,167)
	2,606	856
Trademarks and Other Intangibles, Net	204,307	209,699
Goodwill	53,029	53,029
	$568,830	$546,149
Liabilities and Members’ Equity
Current Liabilities:
Accounts payable and accrued expenses	$9,995	$9,072
Due to related party	8,363	3,884
Deferred revenue	12,827	16,855
Current portion of long-term debt	343,219	-
Total Current Liabilities	374,404	29,811
Long-term debt	-	245,534
Other liabilities	4,112	5,986
Total Liabilities	378,516	281,331
Members’ Equity:
Member share and contributed capital	276,432	276,432
Retained earnings	96,410	108,915
Accumulated other comprehensive income	163	161
Distributions	(182,691)	(120,690)
Total Members’ Equity	190,314	264,818
Total Liabilities and Members’ Equity	$568,830	$546,149

See accompanying notes to combined unaudited financial statements.

3

Entertainment Business

(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Combined Unaudited Statements of Operations

(in thousands of U.S. Dollars)

Three months ended March 31,	2017	2016

Licensing Revenue	$27,257	$26,956
Selling, General and Administrative Expenses	18,320	18,885
Depreciation and Amortization	185	132
Total Operating Expenses	18,505	19,017
Income From Operations	8,752	7,939
Interest Income	99	183
Interest Expense	(11,032)	(2,988)
Net Interest Expense	(10,933)	(2,805)
Foreign currency translation loss (gain)	143	(810)
(Loss) Income Before Income Tax Expense	(2,324)	5,944
Income Tax Expense	474	487
Net (Loss) Income	$(2,798)	$5,457

See accompanying notes to combined unaudited financial statements.

4

Entertainment Business

(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Combined Unaudited Statement of Changes in Members’ Equity
(in thousands of U.S. Dollars)

Three Months ended March 31, 2016
Total Members’ Equity
Balance, January 1, 2016	$267,342
Net income	5,457
Distributions	(7,981)
Balance, March 31, 2016	$264,818

See accompanying notes to combined unaudited financial statements.

5

Entertainment Business

(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Combined Unaudited Statement of Changes in Members’ Equity
(in thousands of U.S. Dollars)

Three Months ended March 31, 2017
Total Members’ Equity
Balance, January 1, 2017	$205,565
Net loss	(2,798)
Distributions	(12,453)
Balance, March 31, 2017	$190,314

See accompanying notes to combined unaudited financial statements.

6

Entertainment Business

(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Combined Unaudited Statements of Cash Flows
(in thousands of U.S. Dollars)

Three months ended March 31,	2017	2016

Cash Flows From Operating Activities:
Net (loss) income	$(2,798)	$5,457
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	118	32
Amortization of intangibles	67	100
Amortization of deferred financing fees	4,442	257
(Recovery of) provision for bad debt expense	(694)	1,279
Loss (gain) on foreign currency translation	143	(299)
Changes in operating assets and liabilities:
Accounts receivable	1,526	9,230
Prepaid expenses and other current assets	(919)	2,563
Due from related party	10,090	5,351
Other assets	1,586	1,561
Accounts payable and accrued expenses	(2,706)	(3,708)
Deferred revenue	1,384	1,288
Other liabilities	-	(929)
Net Cash Provided By Operating Activities	12,239	22,182
Cash Flows From Investing Activities:
Purchases of property and equipment	(5)	(19)
Additions to trademarks	(26)	(83)
Payments received from AG	1,250	1,250
Net Cash Provided By Investing Activities	1,219	1,148
Cash Flows From Financing Activities:
Member distributions	(10,352)	(6,384)
Cash Used in Financing Activities	(10,352)	(6,384)
Net Increase in Cash and Cash Equivalents	3,106	16,946
Cash and Cash Equivalents, Beginning of Period	12,297	13,918
Cash and Cash Equivalents, End of Period	$15,403	30,864
Supplemental Disclosures of Cash Flow Information:
Non-cash financing activities:
Member distribution	8,363	3,884

See accompanying notes to combined unaudited financial statements.

7

Entertainment Business

(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Notes to Combined Unaudited Financial Statements
(in thousands of U.S. Dollars)

1. Organization and Description of Business

Business Description

Iconix Brand Group, Inc. (“Iconix”) is a brand management company and owner of a diversified portfolio of over 30 global consumer brands. Iconix looks to monetize the intellectual property (herein refered to as “IP”) related to its brands throughout the world and in all relevant categories by licensing directly with leading retailers. Products bearing Iconix’s brands are sold across a variety of distribution channels from the mass tier to better department stores as well as various media outlets, including television, movies, digital and mobile content. The licensees are responsible for designing, manufacturing and distributing the licensed products. Iconix supports its brands with advertising and promotional campaigns designed to increase brand awareness. Additionally, Iconix provides its licensees with coordinated trend direction to enhance product appeal and help build and maintain brand integrity.

On May 9, 2017, Iconix signed a definitive agreement to sell the business underlying the Entertainment segment. The accompanying combined financial statements include the historical accounts of the Entertainment segment (the “Entertainment Business” or the “Business”) of Iconix. The businesses underlying the Entertainment Business include Peanuts Worldwide, LLC, Shortcake IP Holdings, LLC, Peanuts Worldwide K.K., IBGScreen, LLC, IBGNYC, LLC, and IBGWGA, LLC. For IBGScreen, LLC, IBGNYC, LLC and IBGWGA, LLC, there is currently and historically been no results of operations and no assets or liabilities for these entities.

Peanuts Worldwide, LLC maintains the copyrights and trademarks associated with the Peanuts characters and certain other assets. Since inception of the entity in June 2010, Peanuts Worldwide, LLC is owned 80% by Icon Entertainment LLC, a wholly-owned subsidiary of Iconix and 20% by Beagle Scouts LLC (“Beagle”), a Delaware limited liability company owned by certain Schulz family trusts. Iconix acquired the Peanuts brand and related assets in June 2010 through an interest purchase agreement with United Feature Syndicate, Inc. and The E.W. Scripps Company.

Shortcake IP Holdings, LLC maintains the intellectual property rights and licensees and certain other assets relating to the Strawberry Shortcake brand and is owned 100% by Iconix. Iconix acquired the Strawberry Shortcake brand from American Greetings Corporation (“AG”) in March 2015 which resulted in the issuance of a $10,000 note due from AG. See Note 2 for further details.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) for interim financial information from the consolidated financial statements and accounting records of Iconix using the historical results of operations and historical cost basis of the assets and liabilities of Iconix that comprise the Entertainment Business. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles. The interim combined financial statements should be read in conjunction with the combined financial statements and accompanying notes for the year ended December 31, 2016.

8

Entertainment Business

(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Notes to Combined Unaudited Financial Statements
(in thousands of U.S. Dollars)

These financial statements have been prepared solely to demonstrate its historical results of operations, financial position, and cash flows for the indicated periods under Iconix’s management. All intercompany balances and transactions within the Entertainment Business have been eliminated. Transactions and balances between the Entertainment Business and Iconix and its subsidiaries are reflected as related party transactions within these financial statements.The accompanying combined financial statements include the assets, liabilities, revenues, and expenses that are specifically identifiable to the Entertainment Business. In addition, certain costs related to the Entertainment Business have been allocated from Iconix. Those costs are derived from shared corporate expenses as the Entertainment Business receives service and support functions from Iconix and its subsidiaries. The Business’ operations are dependent upon Iconix and its subsidiaries’ ability to perform these services and support functions. The costs associated with these services and support functions have been allocated to the Entertainment Business using the most meaningful respective allocation methodologies which were primarily based on proportionate revenue and proportionate headcount of the Entertainment Business compared to Iconix and/or its subsidiaries. These allocated costs are primarily related to corporate administrative expenses such as: employee related costs for corporate and shared employees, information technology, legal services, accounting and finance services, human resources, marketing, and treasury. Income taxes have been accounted for in these financial statements as described below. Debt specific to the Entertainment Business and allocations of debt from Iconix have been reflected in these financial statements as described in Note 4.

The Entertainment Business utilizes Iconix’s centralized processes and systems for cash management, payroll, purchasing, and distribution. For Shortcake IP Holdings, LLC, all cash received was deposited in and commingled with Iconix’s general corporate funds and is not specifically allocated to the Entertainment Business. The net results of these cash transactions between the Shortcake IP Holdings, LLC and Iconix are reflected as distributions within Equity in the accompanying combined balance sheet. Cash on hand for the Entertainment Business is related to the cash of Peanuts Worldwide, LLC. In addition, the member share and contributed capital represents Iconix’s interest and Beagle’s interest in the recorded net assets of the Entertainment Business and represents the cumulative net investment by Iconix in the Entertainment Business through the dates presented, inclusive of cumulative operating results.

Management believes the assumptions and allocations underlying the combined financial statements are reasonable and appropriate under the circumstances. The expenses and cost allocations have been determined on a basis considered by Iconix to be a reasonable reflection of the utilization of services provided to or the benefit received by the Entertainment Business during the periods presented relative to the total costs incurred by Iconix. However, the amounts recorded for these transactions and allocations are not necessarily representative of the amount that would have been reflected in the financial statements had the Entertainment Business been an entity that operated independently of Iconix. Consequently, future results of operations should the Entertainment Business be separated from Iconix will include costs and expenses that may be materially different than the Entertainment Business’s historical results of operations, financial position, and cash flows. Accordingly, the financial statements for these periods are not indicative of the Entertainment Business’ future results of operations, financial position, and cash flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

9

Entertainment Business

(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Notes to Combined Unaudited Financial Statements
(in thousands of U.S. Dollars)

Cash and Cash Equivalents

Cash includes all cash in banks, cash on-hand, and all short-term investments with an original maturity of three months or less when purchased. Treasury activities, including activities related to the Entertainment Business, are centralized by Iconix. In relation to Shortcake IP Holdings, LLC, cash collections are automatically distributed to Iconix and reflected as distributions. Cash on hand for the Entertainment Business solely related to the cash of the Peanuts Worldwide, LLC.

Fair Value of Financial Instruments

The carrying amounts reported in the combined balance sheet for cash, accounts receivable, accounts payable, accrued expenses, due from related parties and debt approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of the note receivable from AG approximates its carrying value.

Licensing Revenue

The Business has entered into various trade name license agreements that provide revenues based on minimum royalties and additional revenues based on a percentage of defined sales. Minimum royalty revenue is recognized on a straight-line basis over each period, as defined, in each license agreement. Royalties exceeding the defined minimum amounts are recognized as revenue during the period corresponding to the licensee’s sales. Nonrefundable royalty advances received by the Business are deferred and amortized to revenue in the period they are earned.

Prepaid and other current assets and Other Assets

The Note due from AG represents amounts due in respect of non-compete payments pursuant to a license agreement entered into with AG simultaneously with the closing of the transaction. During the three months ended March 31, 2017, the remaining balance of $1,250 was paid by AG with no remaining balance due from AG as of March 31, 2017. As of March 31, 2016, the balance of the note due from AG was $5,000 and is recorded in prepaid expenses and other current assets on the accompanying combined balance sheet.

Goodwill and Other Intangibles

Goodwill and other intangible assets are accounted for in accordance with Accounting Standards Codification (“ASC”) 350, “Goodwill and Other Intangible Assets”. This statement requires that goodwill and indefinite life intangibles not be amortized, but instead be tested for impairment at least annually, or more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The fair value of goodwill was established at inception, in accordance with ASC 350. The Entertainment Business operates as a single integrated business and, as such, has one operating segment which is also used as the reporting unit for purposes of evaluating goodwill impairment. The fair value of the reporting unit is determined using discounted cash flow analysis and estimates of sales proceeds.

10

Entertainment Business

(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Notes to Combined Unaudited Financial Statements
(in thousands of U.S. Dollars)

The Strawberry Shortcake and Peanuts trademarks have been determined to have an indefinite useful life and, accordingly, consistent with ASC 350, no amortization is recorded in the Entertainment Business’ statement of operations. The annual evaluation of the Entertainment Business’ indefinite-lived trademarks is performed as of October 1, the beginning of the Entertainment Business’ fourth fiscal quarter. The Entertainment Business tests for impairment for the trademarks and goodwill utilizing discounted cash flow models to estimate the fair values of the individual assets. Assumptions critical to the Entertainment Business’ fair value estimates are as follow: (i) discount rates used to derive the present value factors used in determining the fair value of the reporting units and trademarks; (ii) royalty rates used in trademark valuations; (iii) projected average revenue growth rates used in the reporting unit and trademark models; and (iv) projected long-term growth rates used in the derivation of terminal year values. These tests factor in economic conditions and expectations of management and may change in the future based on period-specific facts and circumstances. There was no impairment to the carrying amount of goodwill for the three months ended March 31, 2017 and 2016.

Trademarks and Other Intangibles

The following table summarizes the amounts of trademarks and other intangibles as of March 31, 2017 and 2016:

March 31,	Estimated Lives	2017	2016
Trademarks	Indefinite	$204,307	$209,333
Other intangibles	2 years	1,880	1,880
Less: Accumulated amortization		(1,880)	(1,513)
Total		$204,307	$209,700

The Entertainment Business recognized a $5.1 million trademark impairment related to the Strawberry Shortcake trademark during the fourth quarter of the year ended December 31, 2016 based on its annual evaluation fair value utilizing the discounted cash flow model to estimate the fair value of the assets. Assumptions critical to the Entertainment Business’ fair value estimates are as follow: (i) discount rates used to derive the present value factors used in determining the fair value of the reporting units and trademarks; (ii) royalty rates used in trademark valuations; (iii) projected average revenue growth rates used in the reporting unit and trademark models; and (iv) projected long-term growth rates used in the derivation of terminal year values. These tests factor in economic conditions and expectations of management and may change in the future based on period-specific facts and circumstances.

Amortization expense for intangible assets for the three months ended March 31, 2017 and 2016 was $67 and $100, respectively. As of March 31, 2017, the other intangibles were fully amortized and there is no amortization expense for the remainder of fiscal year 2017 and for fiscal years 2018 through 2021.

Advertising Costs

All costs associated with advertising and sales promotions are charged to selling, general and administrative expenses as incurred. Advertising expense was approximately $444 and $698 for the three months ended March 31, 2017 and 2016, respectively.

11

Entertainment Business

(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Notes to Combined Unaudited Financial Statements
(in thousands of U.S. Dollars)

Concentrations of Credit Risk

Financial instruments that potentially subject the Business to significant concentrations of credit risk consist primarily of cash and accounts receivable. The Business places its cash with high credit quality financial institutions. The Business performs ongoing credit evaluations of its customers’ financial condition, and, generally, requires no collateral from its customers. The allowance for non-collection of accounts receivable is based upon the expected collectability of all accounts receivable.

For the three months ended March 31, 2017, one customer accounted for 10% of the Business’ net sales. No customers exceeded 10% of the Business’ net sales for the three months ended March 31, 2016.

Two customers and three customers accounted for approximately 29% and 35% of the Business’ net accounts receivable at March 31, 2017 and 2016, respectively.

12

Entertainment Business

(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Notes to Combined Unaudited Financial Statements
(in thousands of U.S. Dollars)

Allowance for Doubtful Accounts

The Business evaluates its accounts receivable on an ongoing basis and establishes an allowance for doubtful accounts based on specific customer circumstances. Any accounts receivable balances that are determined to be uncollectible are included in an overall allowance for doubtful accounts. The allowance for doubtful accounts was $1,760 and $3,059 at March 31, 2017 and 2016, respectively.

Income Taxes

The Entertainment Business is made up of pass-through or disregarded entities for US Income tax purposes.  Therefore, there are no federal or state income tax provision recorded for these entities.  The only tax provision for these entities are foreign withholding taxes paid in relation to royalties received from outside of the United States.

3. Related Party Transactions

Due from Related Parties

As of March 31, 2017 and 2016, there was $265,449 and $210,071, respectively, due from related parties. These amounts are primarily related to the allocations of debt and debt-related expenses (such as: interest expense and deferred financing costs) and other corporate related expenses which were allocated to the Entertainment Business. See Note 4 for further details.

13

Entertainment Business

(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Notes to Combined Unaudited Financial Statements
(in thousands of U.S. Dollars)

Due to Related Parties

As of March 31, 2017 and 2016, there was $8,363 and $3,884, respectively, due to related parties. These amounts represent the distribution owned to Beagle Scouts, LLC and was expected to be paid within the next year.

Allocated Expenses

Iconix has allocated $150 for the three months ended March 31, 2017 and 2016 in rent expense in relation to the portion of Iconix’s operating lease of its corporate headquarters for which the Entertainment Business’ employees reside. This amount has been included in selling, general and administrative expenses on the combined statement of operations.

Iconix has allocated $16 and $11 for the three months ended March 31, 2017 and 2016, respectively, in restricted stock compensation expense associated with certain executive employees. This amount has been included in selling, general and administrative expenses on the combined statements of operations for the three months ended March 31, 2017 and 2016.

Iconix has also allocated expenses of $188 for both the three months ended March 31, 2017 and 2016 for costs primarily related to corporate administrative expenses such as: employee related costs for corporate and shared employees, information technology, legal services, accounting and finance services, human resources, marketing, and treasury. The costs associated with these services and support functions have been allocated to the Entertainment Business using the most meaningful respective allocation methodologies which are primarily based on proportionate revenue or proportionate headcount sold by the Entertainment Business.

Talent Expense

As of March 31, 2017 and March 31, 2016, there was $3,994 and $3,520, respectively, of accrued talent expense which is recorded on the Entertainment Business’ combined balance sheets. For the three months ended March 31, 2017 and for the three months ended March 31, 2016, the Entertainment Business recorded $11,466 and $9,200, respectively, of talent expense which is recorded on the Entertainment Business’ combined statements of operations. These amounts represent the portion of the net revenues and expenses which Peanuts Worldwide, LLC is contractually obligated to share with related parties of Beagle.

4. Debt Arrangements

The Entertainment Business’ net carrying amount of debt is comprised of the following:

March 31,	2017	2016
Variable Funding Note	$71,970	$71,970
Senior Secured Notes	152,151	176,953
Senior Secured Term Loan	126,034	-
Unamortized debt issuance costs	(6,936)	(3,389)
Total debt	$343,219	$245,534
Less: current maturities	343,219	-
Total long-term debt	-	$245,534

14

Entertainment Business

(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Notes to Combined Unaudited Financial Statements
(in thousands of U.S. Dollars)

Senior Secured Notes

On November 29, 2012, Iconix, through its wholly-owned subsidiaries, issued $600,000 aggregate principal amount of Series 2012-1 4.229% Senior Secured Notes, Class A-2 (the “2012 Senior Secured Notes”) in an offering exempt from registration under the Securities Act of 1933, as amended. Simultaneously, with the issuance of the 2012 Senior Secured Notes, Iconix, through its wholly-owned subsidiaries, also entered into a revolving financing facility of Series 2012-1 Variable Funding Senior Notes, Class A-1 (the “Variable Funding Note”), which allows for the funding of up to $100,000 of Variable Funding Notes and certain other credit instruments, including letters of credit. Interest on the Variable Funding Notes will be payable at per annum equal to the CP Rate, Base Rate or Eurodollar Rate, as defined in the Variable Funding Note Purchase Agreement.

In February 2015, Iconix received $100,000 proceeds from the Variable Funding Note. There is a commitment fee on the unused portion of the Variable Funding Note facility of 0.5% per annum. It is anticipated that any outstanding principal of and interest on the Variable Funding Note will be repaid in full on or prior to January 2018. Following the anticipated repayment date, additional interest will accrue on the Variable Funding Note equal to 5% per annum. The Variable Funding Note and other credit instruments issued under the Variable Funding Note Purchase Agreement are secured by the collateral described below.

On June 21, 2013, Iconix, through its wholly-owned subsidiaries, issued $275,000 aggregate principal amount of Series 2013-1 4.352% Senior Secured Notes, Class A-2 (the “2013 Senior Secured Notes” and together with the 2012 Senior Secured Notes, the “Senior Secured Notes”) in an offering exempt from registration under the Securities Act of 1933, as amended.

The Senior Secured Notes and the Variable Funding Note are issued in securitization transactions pursuant to which substantially all of Iconix’s United States and Canadian revenue-generating assets (the “Securitized Assets”), consisting primarily of its intellectual property and license agreements for the use of its intellectual property, were transferred to and are currently held by Iconix’s wholly-owned subsidiaries.

The Senior Secured Notes and the Variable Funding Note were issued under a base indenture and related supplemental indentures (collectively, the “Indenture”) among Iconix, through its wholly-owned subsidiaries and Citibank, N.A., as trustee, and securities intermediary. The Indenture allows Iconix, through its wholly-owned subsidiaries, to issue additional series of notes in the future subject to certain conditions.

While the Senior Secured Notes and the Variable Funding Note are outstanding, payments of interest are required to be made on the Senior Secured Notes on a quarterly basis. To the extent funds are available, principal payments are required to be made on the Senior Secured Notes on a quarterly basis.

The legal maturity date of the Senior Secured Notes is in January 2043, but it is anticipated that, unless earlier prepaid to the extent permitted under the credit agreement, the Senior Secured Notes will be repaid in January of 2020.

15

Entertainment Business

(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Notes to Combined Unaudited Financial Statements
(in thousands of U.S. Dollars)

For purposes of these combined financial statements, of the total $100,000 outstanding principal balance of the Variable Funding Note, $71,970 was allocated to the Business both as of March 31, 2017 and 2016, which has been included in current portion of long-term debt on the combined balance sheet as of March 31, 2017 given its maturity date of January 2018 and is included in long-term debt on the combined balance sheet as of March 31, 2016. This allocation is based on the amounts borrowed to fund the Strawberry Shortcake acquisition. Interest expense associated with the Variable Funding Note of $814 and $775 has been allocated to the Business for the three months ended March 31, 2017 and 2016, respectively.

For purposes of these combined financial statements, of the total outstanding principal balance of the Senior Secured Notes, $152,151 and $176,953 was allocated to the Business as of March 31, 2017 and 2016, respectively. This allocation is based on the required principal repayments from the proceeds from the sale of the Entertainment business. The outstanding principal balance at March 31, 2017 is included in the current portion of long-term debt on the combined balance sheet as the amount will repaid in 2017 primarily as a result of Iconix’s disposal of the Business. The outstanding principal balance at March 31, 2016 is included in long-term debt on the combined balance sheet. Interest expense associated with the Senior Secured Notes of $2,028 (including amortization of debt issuance costs of $404) and $2,146 (including amortization of debt issuance costs of $257) was allocated to the Business for the three months ended March 31, 2017 and 2016, respectively.

Senior Secured Term Loan

On March 7, 2016, Iconix, through its wholly-owned subsidiaries, entered into a credit agreement with Cortland Capital Market Services, LLC, as administrative agent and collateral agent and the lenders party thereto from time to time (the “Lenders”), including CF ICX LLC and Fortress Credit Co LLC. Pursuant to the credit agreement, the Lenders provided to Iconix a senior secured term loan (the “Senior Secured Term Loan”), scheduled to mature on March 7, 2021, in an aggregate principal amount of $300,000 and bearing interest at LIBOR (with a floor of 1.50%) plus an applicable margin of 10% per annum.

For purposes of these combined financial statements, of the total outstanding principal balance of the Senior Secured Term Loan, $126,034 (which is net of $9,440 original issue discount) was allocated to the Business as of March 31, 2017 with no corresponding amount as of March 31, 2016. Interest expense associated with the Senior Secured Term Loan of $8,137 (including $2,712 of amortization of original issue discount and $1,325 of amortization of debt issuance costs) was allocated to the Business for the three months ended March 31, 2017 with no corresponding amount for the three months ended March 31, 2016. This allocation is based on the required principal repayment from the proceeds from the sale of the Entertainment business. The outstanding principal balance at March 31, 2017 is included in the current portion of long-term debt on the combined balance sheet as the amount will repaid in 2017 primarily as a result of Iconix’s disposal of the Business.

5. Contingencies

From time to time, the Business is also made a party to litigation incurred in the normal course of business. While any litigation has an element of uncertainty, the Business believes that the final outcome of any of these routine matters will not have a material effect on its financial position or future liquidity. The Business knows of no material legal proceedings, pending or threatened, or judgments entered, against any director or officer of the Business in his capacity as such.

16

Entertainment Business

(Carve-out of Operations of the Entertainment Segment of Iconix Brand Group, Inc.)

Notes to Combined Unaudited Financial Statements
(in thousands of U.S. Dollars)

6. Subsequent Events

On May 9, 2017, Iconix signed a definitive agreement to sell the businesses underlying the Entertainment segment for $345 million in cash, subject to a customary working capital adjustment. On June 30, 2017, Iconix completed the sale of the Entertainment segment to DHX Media Ltd.

The Business has evaluated subsequent events through September 11, 2017, the date the combined financial statements were available for issuance and concluded that, no events or transactions, other than those disclosed took place which would require disclosure herein.

17

DHX Media Ltd.

Unaudited Pro Forma Consolidated Financial Statements

March 31, 2017

(expressed in thousands of Canadian dollars, except for shares and amounts per share)

DHX Media Ltd.

Unaudited Pro Forma Consolidated Balance Sheet (continued on next page)

As at March 31, 2017

(expressed in thousands of Canadian dollars)

	DHX Media Ltd. $	IED $	Notes		Pro Forma adjustments $	Pro Forma Balance sheet $
Assets

Current assets
Cash and cash equivalents	49,903	19,988	4	(a)	(449,656)	46,406
			4	(b)	(7,896)
			4	(c)	(2,399)
			5	(a)	750,006
			5	(b)	(313,540)
Amounts receivable	206,982	25,357			-	232,339
Accounts receivable – affiliates	-	344,473	4	(c)	(344,473)	-
Prepaid expenses and other	8,914	1,931			-	10,845
Investment in film and television programs	168,860	-			-	168,860

	434,659	391,749			(367,958)	458,450

Long-term amounts receivable	19,609	8,978			-	28,587
Deferred financing fees	400	-	5	(b)	(400)	-
Acquired and library content	84,649	117	4	(a)	83,974	168,740
Property, plant and equipment	30,036	3,381			-	33,417
Intangible assets	135,634	265,129	4	(a)	158,959	559,722
Goodwill	204,682	68,815	4	(a)	(48,010)	225,487

	909,669	738,169			(173,435)	1,474,403

DHX Media Ltd.

Unaudited Pro Forma Consolidated Balance Sheet (continued)

As at March 31, 2017

(expressed in thousands of Canadian dollars)

	DHX Media Ltd. $	IED $	Notes		Pro Forma adjustments $	Pro Forma Balance sheet $

Liabilities and Shareholders’ Equity

Current liabilities
Bank indebtedness	7,493	-	5	(b)	(7,493)	-
Accounts payable and accrued liabilities	115,328	12,969	4	(a)	3,547	127,534
			5	(b)	(4,310)
Accounts payable – affiliates	-	10,853			-	10,853
Deferred revenue	30,376	16,645			-	47,021
Interim production financing	97,045	-			-	97,045
Current portion of long-term debt and obligations under finance leases	12,543	445,395	4	(c)	(445,395)	8,603
			5	(a)	6,424
			5	(b)	(10,364)

	262,785	485,862			(457,591)	291,056

Long-term debt and obligations under finance leases	278,415	-	5	(a)	743,582	750,118
			5	(b)	(271,879)
Other liabilities	14,943	5,336			-	20,279
Deferred income taxes	8,672	-			-	8,672

	564,815	491,198			14,112	1,070,125

Shareholders’ Equity
Equity attributable to Shareholders of DHX Media Ltd.	344,149	203,656	4	(a)	(302,179)	316,359
			4	(b)	(7,896)
			4	(c)	98,523
			5	(b)	(19,894)
Non-controlling interest	705	43,315	4	(a)	43,899	87,919

	344,854	246,971			(187,547)	404,278

	909,669	738,169			(173,435)	1,474,403

DHX Media Ltd.

Unaudited Pro Forma Consolidated Statement of Income (Loss)

For the nine-month period ended March 31, 2017

(expressed in thousands of Canadian dollars, except for per share amounts)

	DHX Media Ltd. $	IED $	Notes		Pro Forma adjustments $	Pro Forma Statement of income (loss) $

Revenues	211,065	113,957			-	325,022

Expenses
Direct production costs and expense of film and television produced	95,669	-			-	95,669
Amortization of acquired and library content	8,182	-	4	(e)	7,568	15,750
Amortization of property and equipment and intangibles	12,503	772			-	13,275
Development expenses and other	2,775	-			-	2,775
Write-down of investment in film and television programs, acquired and library content and intangibles	1,528	6,773	4	(d)	(6,773)	1,528
Selling, general and administrative	56,103	78,944			-	135,047
Finance expense	14,444	42,317	4	(c)	(41,236)	34,985
			5	(c)	(13,497)
			5	(d)	32,957
Finance income	(396)	(549)			-	(945)

	190,808	128,257			(20,981)	298,084

Income (loss) before income taxes	20,257	(14,300)			20,981	26,938

Provision for (recovery of) income taxes
Current income taxes	5,863	1,701	4	(f)	7,086	8,618
			5	(e)	(6,032)
Deferred income taxes	(284)	-			-	(284)

	5,579	1,701			1,054	8,334

Net income (loss) for the period	14,678	(16,001)			19,927	18,604

Net income attributable to non-controlling interests	-	-	4	(g)	4,134	4,134

Net income (loss) attributable to DHX Media Ltd	14,678	(16,001)			15,793	14,470

Basic earnings per common share	0.11					0.11

Diluted earnings per common share	0.11					0.11

DHX Media Ltd.

Unaudited Pro Forma Consolidated Statement of Income (Loss)

For the year ended June 30, 2016

(expressed in thousands of Canadian dollars, except for per share amounts)

	DHX Media Ltd. $	IED $	Notes		Pro Forma adjustments $	Pro Forma Statement of income (loss) $

Revenues	304,817	152,652			-	457,469

Expenses
Direct production costs and expense of film and television produced	144,376	-			-	144,376
Amortization of acquired and library content	-	-	4	(e)	10,091	10,091
Amortization of property and equipment and intangibles	14,523	691			-	15,214
Development expenses and other	5,950	-			-	5,950
Write-down of investment in film and television programs	1,750	-			-	1,750
Selling, general and administrative	75,614	102,133			-	177,747
Finance expense	30,153	25,295	4	(c)	(24,920)	52,766
			5	(c)	(21,677)
			5	(d)	43,915
Finance income	(338)	(1,548)			-	(1,886)

	272,028	126,571			7,409	406,008

Income (loss) before income taxes	32,789	26,081			(7,409)	51,461

Provision for (recovery of) income taxes
Current income taxes	16,934	2,215	4	(f)	11,773	24,028
			5	(e)	(6,894)
Deferred income taxes	(11,813)	-			-	(11,813)

	5,121	2,215			4,879	12,215

Net income (loss) for the year	27,668	23,866			(12,288)	39,246

Net income attributable to non-controlling interests	-	-	4	(g)	6,814	6,814
Net income (loss) attributable to DHX Media Ltd.	27,668	23,866			(19,102)	32,432

Basic earnings per common share	0.22					0.26

Diluted earnings per common share	0.22					0.25

DHX Media Ltd.

Notes to Unaudited Pro Forma Consolidated Financial Statements

March 31, 2017

(expressed in thousands of Canandian dollars, except for shares and amounts per share)

1	Basis of presentation

The unaudited pro forma consolidated balance sheet of DHX Media Ltd. ("DHX Media" or the "Company") as at March 31, 2017 and the unaudited pro forma consolidated statements of income for the nine-month period ended March 31, 2017 and the year ended June 30, 2016 (collectively “the unaudited pro forma financial statements”), have been prepared by management of DHX Media to give effect to: a) the acquisition (the "Acquisition") of the entertainment division of Iconix Brand Group Inc (“IED”) as well as b) the related financing of the Acquisition, which also includes the refinancing of the Company’s existing debt (collectively the “Financing”). The assumptions underlying the unaudited pro forma consolidated financial statements are described in the accompanying notes.

The unaudited pro forma consolidated financial statements have been prepared based on information derived from the following:

•	audited consolidated financial statements of the Company as at and for the year ended June 30, 2016 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”);

•	unaudited interim condensed consolidated financial statements of the Company as at and for the nine months ended March 31, 2017, prepared in accordance with IFRS relevant to the preparation of interim financial statements;

•	audited combined carve-out financial statements of IED as at and for the year ended December 31, 2016 and 2015 (unaudited), prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”); and

•	unaudited interim condensed combined carve-out financial statements of IED as at and for the three months ended March 31, 2017, prepared in accordance with US GAAP. These consolidated financial statements have been reconciled by management to DHX’s IFRS accounting policies where required.

For purpose of preparing these unaudited pro forma financial statements, the nine month period ended March 31, 2017 and the twelve months ended June 30, 2016 for IED has been constructed as follows:

•	by beginning with the unaudited interim condensed combined carve-out financial statements of IED as at and for the three months ended March 31, 2017, prepared in accordance with US GAAP, and including the results of operations for the six-month period from July 1, 2016 to December 31, 2016 as obtained from the IED’s accounting records and applying period-end adjustments; and

•	by beginning with IED’s accounting records for the twelve months ended June 30, 2016 and applying period-end adjustments.

The unaudited pro forma consolidated statement of income (loss) for the year ended June 30, 2016 utilizes accounting policies that are consistent with those disclosed in the Company’s audited consolidated financial statements as at and for the year ended June 30, 2016. The unaudited pro-forma consolidated balance sheet as at March 31, 2017 and the unaudited pro forma consolidated statement of income (loss) for the nine months ended March 31, 2017 utilize these same accounting policies, with the exception of standards that were adopted (prospectively), effective July 1, 2016 and are reflected in the Company’s unaudited interim consolidated financial statements as at and for the nine months ended March 31, 2017.

DHX Media Ltd.

Notes to Unaudited Pro Forma Consolidated Financial Statements

March 31, 2017

(expressed in thousands of Canandian dollars, except for shares and amounts per share)

1	Basis of presentation (continued)

The unaudited pro forma adjustments disclosed in Notes 4 and 5 give pro forma effect to events that are directly attributable to the Acquisition and Financing, are factually supportable and with respect to the pro forma statement of income, are expected to have a recurring impact on the Company. The unaudited pro forma consolidated financial statements are presented for information purposes only, and reflect estimates made by the Company with respect to the Acquisition and the Financing that it considers to be reasonable. However, these unaudited pro forma consolidated financial statements may not be indicative of the financial position that would have prevailed and operating results that would have been obtained if the transactions had taken place on the dates indicated in the pro forma financial statements or of the financial position or operating results which may be obtained in the future. The unaudited pro forma consolidated financial statements do not reflect any cost savings, operating or revenue synergies that the combined company may achieve as a result of the Acquisition, or any costs to integrate the operations of DHX Media and IED, or any costs necessary to achieve these potential cost savings, operating or revenue synergies.

The unaudited pro forma consolidated financial statements are not a forecast or projection of future results. The actual financial position and results of operations of the Company for any period following the closing of the Acquisition will vary from the amounts set forth in the unaudited pro forma consolidated financial statements and such variation may be material.

There are no material transactions between DHX Media and IED during the periods presented in the unaudited pro forma consolidated financial statements that would need to be eliminated on a pro forma basis.

2	Presentation of IED historical carve-out combined financial statements

Certain items within IED’s combined carve-out financial statements referred to above have been reclassified to conform with DHX’s consolidated balance sheet presentation. The unaudited interim condensed combined carve out consolidated balance sheet of IED has been translated at the June 30, 2017 exchange rate. The unaudited interim condensed combined carve out consolidated statement of operations of IED for the nine-months ended March 31, 2017 and for the year ended June 30, 2016 have been translated at the average exchange rate for the nine months ended March 31, 2017 and for the year ended June 30, 2016, respectively.

3	Description of Acquisition of IED

On June 30, 2017, DHX Media acquired IED, which includes both an 80% controlling interest in Peanuts and a 100% interest in Strawberry Shortcake for total cash consideration of US $346.5 million, subject to certain working capital adjustments, of which US $1.5 million was paid at closing of the Acquisition, and the balance of which will be finalized based on the June 30, 2017 audited financial statements. Specifically, the Acquisition was comprised of an 80% interest in Peanuts Holdings LLC (including all subsidiaries), a 100% interest in IBGNYC LLC (including all subsidiaries), a 100% interest IBGSCREEEN LLC, and a 100% interest in Shortcake IP Holdings LLC. The remaining 20% non-controlling interests in Peanuts Holdings LLC will continue to be held by members of the family of Charles M. Schulz.

DHX Media Ltd.

Notes to Unaudited Pro Forma Consolidated Financial Statements

March 31, 2017

(expressed in thousands of Canandian dollars, except for shares and amounts per share)

3	Description of Acquisition of IED (continued)

The Acquisition will be accounted for by DHX using the acquisition method under IFRS 3, Business Combinations. Under the acquisition method, assets and liabilities are initially recorded at their fair value on the date of purchase and the total purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed. The 20% of Peanuts Holdings LLC not acquired as part of the Acquisition will be recorded as non-controlling interest based on the Acquisition date proportionate fair value of the net assets of IED. The excess of the purchase price over the estimated fair value of the net assets acquired will be allocated to goodwill.

The determination of the fair value of identifiable assets acquired and liabilities assumed is based on the carrying values of IED’s assets and liabilities at March 31, 2017, for illustrative purposes in these unaudited pro forma financial statements. Furthermore, the preliminary purchase price has been translated using the June 30, 2017 exchange rate.

Fair value of consideration transferred:
$
Cash payment	447,706
Working capital adjustment – paid at closing	1,950
Estimated final working capital adjustment	3,547
453,203

Fair value of IED:

$

Cash	17,589
Amounts receivable	25,357
Prepaid expense and other	1,931
Long-term receivables	8,978
Acquired library content	84,091
Property, plant and equipment	3,381
Intangible assets - brands	424,088
Goodwill	20,805
Accounts payable and accrued liabilities	(12,969)
Accounts payable – affiliates	(10,853)
Deferred revenue	(16,645)
Other liabilities	(5,336)
540,417

Less: Non-controlling interests	(87,214)

Net assets acquired	453,203

DHX Media Ltd.

Notes to Unaudited Pro Forma Consolidated Financial Statements

March 31, 2017

(expressed in thousands of Canandian dollars, except for shares and amounts per share)

4	Pro Forma assumptions and adjustments – Acquisition of IED

a)	The following are the pro forma adjustments to IED carrying values arising from the purchase price allocation detailed in note 3.

$

Acquired and library content	83,974
Intangible assets - brands	158,959
Goodwill	(48,010)

The carrying values of IED’s cash, certain amounts receivables, prepaid expense and other current assets, long term receivables, PPE and accounts payable and accrued liabilities at March 31, 2017 were assumed to approximate their fair values. Included in the above pro forma adjustments is the estimated final working adjustment payable, based on the working capital as at March 31, 2017 of $3,547, as well as an adjustment to adjust the implied fair value of the non-controlling interests of $43,899, and an adjustment to eliminate the historical equity accounts of the IED in the amount of $302,179.

b)	Pro forma adjustment to record estimated acquisition related transaction costs of $7,896.

c)	Certain assets and liabilities of IED were settled by the seller prior to the Acquisition date. These include: i) long term debt on the balance sheet of IED in the amount of $445,395; and ii) affiliate receivables of IED in the amount of $344,473, $2,399 of which is required to be settled in cash prior to closing of the Acquisition. Pro forma adjustment to IED’s historical interest expense of $41,236 for the nine months ended March 31, 2017 and $24,920 for the year ended June 30, 2016 relating to this long term debt has been eliminated.

d)	An impairment charge of $6,773 recorded by IED for the nine-month period ended March 31, 2017 was reversed as the underlying assets were revalued on Acquisition.

e)	Amortization of acquired and library content of $7,568 for the nine-months ended March 31, 2017, and $10,091 for the year ended June 30, 2016 was recorded to reflect the expense as calculated in a manner consistent with DHX Media’s accounting policies, being 12% annually on a declining balance basis. The Company has determined that the intangible assets recognized as a result of the Acquisition, being brands, will be treated as indefinite life intangible assets.

f)	The tax effect of the related pro forma adjustments of $7,086 for the nine-month period ended March 31, 2017 and $11,773 for the year ended June 30, 2016 is based on the statutory rate of 38%.

g)	Non-controlling interest has been adjusted by $4,134 for the nine-month period ended March 31, 2017 and $6,814 for the year ended June 30, 2016 for the above noted changes in amortization.

DHX Media Ltd.

Notes to Unaudited Pro Forma Consolidated Financial Statements

March 31, 2017

(expressed in thousands of Canandian dollars, except for shares and amounts per share)

5	Pro Forma assumptions and adjustments – Financing

a)	These unaudited pro forma consolidated financial statements reflect the impact of the Financing completed by DHX Media to: a) finance the Acquisition as well as b) to refinance the Company’s long-term debt, excluding interim production financing and finance leases.

Concurrent with the closing of the Acquisition, the Company entered into senior secured credit agreement consisting of a term loan facility in the amount of US $495,000 (CAD $642,362) and a revolving credit facility in the aggregate amount of up to US $30,000 (CAD $38,931). Related debt issue costs of $26,034 were incurred. At closing, no amounts were drawn on the revolving credit facility.

On May 31, 2017, and in contemplation of the closing of the Acquisition, the Company issued subscription receipts in the amount of CAD $140,000, which, upon closing of the Acquisition, were automatically converted into special warrants, which upon the earlier of the satisfaction of certain conditions or on October 1, 2017, will be automatically exercised, for no additional consideration, into senior unsecured convertible debentures of the Company bearing interest at a rate of 5.875%. These convertible debentures are convertible into variable voting common shares of the Company at a price of $8.00 per share, subject to certain customary adjustments. Related issuance costs of $6,322 were incurred.

b)	Concurrent with the closing of the Acquisition closing date, the Company settled its outstanding senior secured credit facility, including the closing of the Company’s revolving credit facility and term loan facility, and the Company’s senior unsecured notes for aggregate amount of $313,540. Amounts consisted of the revolving credit facility of $7,493, debt principal of $63,272 related to the term loan facility and $225,000 related to the senior unsecured notes, accrued interest of $4,310 and early redemption penalties on the senior unsecured notes of $13,465. Previously deferred issue costs and other non-cash items associated with these facilities in the amount of $6,429 were expensed. All debt repayment penalties and related debt issue costs are non-recurring, and as such have been charged against equity attributable to Shareholders of DHX Media Ltd and not adjusted for in the unaudited pro forma consolidated statement of income.

c)	Interest expense, which includes the accretion of debt issue costs, of $12,768 and $729, respectively for the nine-months ended March 31, 2017, and $17,321 and $4,356, respectively for the year ended June 30, 2016 related to the extinguished debt have been eliminated.

d)	Pro forma interest expense, which includes the accretion of debt issue costs, of $29,308 and $3,649, respectively for the nine-months ended March 31, 2017, and $39,041 and 4,874, respectively for the year ended June 30, 2016 related to the new senior secured credit facilities and the special warrants.

e)	A net income tax recovery of $6,032 for the nine-month period ended March 31, 2017 and $6,894 for the year ended June 30, 2016 have been recorded on the above adjustments to interest expense.

DHX Media Ltd.

Notes to Unaudited Pro Forma Consolidated Financial Statements

March 31, 2017

(expressed in thousands of Canandian dollars, except for shares and amounts per share)

6	DHX Media pro forma shares outstanding and net income per share

The average number of shares used in the computations of unaudited pro forma consolidated basic net income (loss) per share has been determined as follows:

	Nine months ended March 31,	Year ended June 30,
	2017	2016

Weighted average number of DHX Media shares issued and outstanding	134,004,190	126,146,233

Pro forma weighted average shares outstanding of DHX Media	134,004,190	126,146,233

Pro forma net income per share	0.11	0.26

The average number of shares used in the computations of unaudited pro forma consolidated diluted net income per share has been determined as follows:

	Nine months ended March 31,	Year ended June 30,
	2017	2016

Weighted average number of DHX Media shares issued and outstanding	134,938,094	127,682,379

Pro forma weighted average shares outstanding of DHX Media	134,938,094	127,682,379

Pro forma net income per share	0.11	0.25